Contact

www.linkedin.com/in/david-zhu-406a28 (LinkedIn)

Top Skills

Investments
Biotechnology
Artificial Intelligence (AI)

David Zhu

Investment Management
Boston, Massachusetts, United States

Experience

Kendall Capital Partners

Founding Partner
March 2021 - Present (5 years 1 month)
Boston, Massachusetts

Manage Venture Investments in Life Sciences and Technology companies

Board Director at Portfolio companies including Omnipulse Biosciences Inc, Epibone Inc, Rejuvenate Bio Inc.

Quantum Arc Investments

General Partner
December 2020 - Present (5 years 4 months)
Boston, Massachusetts, United States

Investment Management - Public Equity

MIT

Program Director
2012 - 2021 (9 years)
Cambridge

Maxis Capital

Managing Director
2009 - 2012 (3 years)
Massachusetts

KeyBanc Capital Markets

Technology Investment banking
2007 - 2009 (2 years)
Boston, MA

Engaged in M&A, IPO and Private Placements in the technology sectors

Hedge Fund

Investment Professional - Long / Short Equity
2006 - 2007 (1 year)
Newport Beach, CA

Making long / short equity investments in a hedge fund portfolio

Education

Massachusetts Institute of Technology - Sloan School of Management

MBA, Finance & Strategy · (2004 - 2006)